Exhibit 99.1

Ballard Fuel Cell Module to Power Hybrid UPS Delivery Van Trial Program in California

VANCOUVER, March 19, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed a contract with CALSTART (www.calstart.org) for a Ballard 30 kilowatt (kW) FCveloCity®-MD fuel cell module to be used in a trial and development program involving UPS Class-6 delivery vans operating in California's South Coast Air Basin, including much of the Greater Los Angeles area. Funding for the project is being provided by the South Coast Air Quality Management District (SCAQMD) as part of its efforts to reduce harmful air pollution.

"SCAQMD's technology advancement programs have helped to ensure wide-scale deployment of low- and zero-emission heavy duty on-road technologies, including all classes of trucks and buses, to clean the air in the South Coast basin," said Wayne Nastri, SCAQMD's executive officer. "Greater deployment of fuel cell vehicles is expected to provide a reduction of pollutants, especially in disadvantaged communities that are disproportionately exposed to harmful diesel emissions."

The range of current battery-powered Class-6 UPS delivery vans is only sufficient for a limited percentage of routes, and often not for the majority of routes in any delivery area. This percentage can be further reduced if the delivery locations face unexpected heavier loads, hilly terrain or colder temperatures. A range-extension solution using Ballard's fuel cell range extender system can address these limitations by boosting drive range and providing certainty of completing daily delivery missions while maintaining zero-emission performance.

CALSTART's primary goal for this project is to demonstrate the business case and technical feasibility of deploying fuel cell hybrid electric Class-6 vehicles with greater range capability such that UPS chooses to deploy up to 1,500 similar vehicles in its California fleet over the next 5-years – representing a significant percentage of UPS's 8,000 California delivery vans – while also demonstrating the economic and technical potential of this technology to other operators of the states' approximately 650,000 Class 4-to-7 vehicles.

"We are delighted to work with CALSTART to demonstrate the strong fit for our fuel cell module as a range extender in a UPS delivery van," said Rob Campbell, Ballard Chief Commercial Officer. "Particularly those UPS vehicles requiring longer range and operating for more hours during each day – in other words, delivery vans with high utilization rates – will benefit from a hybrid solution using Ballard's FCveloCity®-MD module. We also see rapid hydrogen refueling as a better alternative approach to long battery recharging times."

John Boesel, President and CEO of CALSTART added, "We are very appreciative of the funding provided by the South Coast Air Quality Management District to develop, deploy, and test a new competitive zero-emission powertrain for the delivery truck market. Using a fuel cell as a range extender would enable an operator to cover almost all routes without any range anxiety."

The program with UPS will use a 23,000 lb. Class-6 delivery van capable of speeds up to 65 miles per hour. The UPS van will be equipped with a 71kWh lithium ion battery and a 30kW Ballard fuel cell engine. Viewed as a replacement for an older diesel delivery van, this zero-emission configuration will deliver a net 24 metric ton reduction in greenhouse gases (GHGs) together with a 0.02 ton reduction in criteria pollutant emissions on an annual basis.

CALSTART is a member-supported organization of more than 180 firms, fleets and agencies worldwide dedicated to supporting a growing high-tech, clean transportation industry that cleans the air, creates jobs, cuts imported oil and reduces global warming emissions. CALSTART provides services and consulting to spur advanced transportation technologies, fuels, systems and the companies that make them.

Partners for this program include South Coast Air Quality Management District, UPS, Complete Coach Works (CCW) and Unique Electric Solutions (UES).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/19/c7787.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:05e 19-MAR-18